UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 26)*

Cricut, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

22658D100

(CUSIP Number)

Abdiel Capital

90 Park Avenue, 29th Floor

New York, NY 10016

Attn: Colin T. Moran

Tel: (646) 496-9202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,079,413
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,079,413

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,079,413
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.4% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 43,494,478 shares of Class A Common Stock outstanding as of May 3, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2022 filed with the Securities and Exchange Commission on May 11, 2022.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Capital, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 469,021
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 469,021

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,021
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 43,494,478 shares of Class A Common Stock outstanding as of May 3, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2022 filed with the Securities and Exchange Commission on May 11, 2022.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,548,434 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,548,434 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,434 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 14,079,413 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 469,021 shares of Class A Common Stock held by Abdiel Capital, LP.
(2)	Based on 43,494,478 shares of Class A Common Stock outstanding as of May 3, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2022 filed with the Securities and Exchange Commission on May 11, 2022.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Abdiel Capital Advisors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,548,434 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,548,434 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,434 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5% (2)
14.	TYPE OF REPORTING PERSON PN, IA

(1)	Consists of 14,079,413 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 469,021 shares of Class A Common Stock held by Abdiel Capital, LP.
(2)	Based on 43,494,478 shares of Class A Common Stock outstanding as of May 3, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2022 filed with the Securities and Exchange Commission on May 11, 2022.

CUSIP No. 22658D100

1.	NAME OF REPORTING PERSONS Colin T. Moran I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 14,548,434 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 14,548,434 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,548,434 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Consists of 14,079,413 shares of Class A Common Stock held by Abdiel Qualified Master Fund, LP and 469,021 shares of Class A Common Stock held by Abdiel Capital, LP.
(2)	Based on 43,494,478 shares of Class A Common Stock outstanding as of May 3, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2022 filed with the Securities and Exchange Commission on May 11, 2022.

CUSIP No. 22658D100

AMENDMENT NO. 26 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock of the Issuer on June 25, 2021, Amendment No. 1 thereto filed on July 13, 2021, Amendment No. 2 thereto filed on July 14, 2021, Amendment No. 3 thereto filed on July 20, 2021, Amendment No. 4 thereto filed on July 30, 2021, Amendment No. 5 thereto filed on August 2, 2021, Amendment No. 6 thereto filed on August 13, 2021, Amendment No. 7 thereto filed on August 18, 2021, Amendment No. 8 thereto filed on August 19, 2021, Amendment No. 9 thereto filed on August 23, 2021, Amendment No. 10 thereto filed on August 27, 2021, Amendment No. 11 thereto filed on September 16, 2021, Amendment No. 12 thereto filed on September 20, 2021, Amendment No. 13 thereto filed on September 23, 2021, Amendment No. 14 thereto filed on November 12, 2021, Amendment No. 15 thereto filed on November 15, 2021, Amendment No. 16 thereto filed on November 26, 2021, Amendment No. 17 thereto filed on December 2, 2021, Amendment No. 18 thereto filed on December 22, 2021, Amendment No. 19 thereto filed on January 21, 2022, Amendment No. 20 thereto filed on January 28, 2022, Amendment No. 21 thereto filed on February 4, 2022, Amendment No. 22 thereto filed on February 25, 2022, Amendment No. 23 thereto filed on March 10, 2022, Amendment No. 24 thereto filed on March 22, 2022 and Amendment No. 25 thereto filed on April 8, 2022 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 26 to Schedule 13D.

(c) Information with respect to all transactions in the Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 25 to the Schedule 13D is incorporated herein by reference to Exhibit A attached hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Transactions Since the Filing of Amendment No. 25 to the Schedule 13D

CUSIP No. 22658D100

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2022

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually